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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                           Commission File Numbers  33-93806, 333-2878, 333-9309

                         NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR
         For Period Ended:                          December 31, 1996
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[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.  Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: A portion of Item 14(a): Report to be issued by Coopers & Lybrand LLP and to be filed as part of the report on Form 10-K and identified as Exhibit 99.8 thereto.
                                   PART I
                           REGISTRANT INFORMATION
Full name of registrant:   AT&T Universal Card Funding Corp.
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            (Originator of the AT&T Universal Card Master Trust)
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                      AT&T Universal Card Master Trust
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                  (Issuer of the Asset Backed Certificates)
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Former name if applicable

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Address of principal executive office (street and number)
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                                 5201 Amelia Earhart Drive  Suite 1001
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City, state and zip code         Salt Lake City, Utah  84116
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                                   PART II
                           RULE 12B-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[X] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.
                                  PART III
                                  NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
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AT&T Universal Card Services Corp., as Servicer ("UCS"), pursuant to the
Pooling and Servicing Agreement dated August 1, 1995 (as amended and supplemented), for the AT&T Universal Card Master Trust ("Trust"), is filing the Annual Report on Form 10-K on behalf of the Trust. UCS is in the process of completing the required documentation and assertions relative to the effectiveness and maintenance of its internal control system for the servicing of the credit card receivables in the Trust in accordance with established criteria. UCS only recently became aware of the requirement to have an attestation form of "Accountant's Report". As UCS has not been previously required to provide those assertions, it has not previously used "established criteria" for evaluating, reporting and documenting its internal control system for the servicing of credit card receivables. Due to the extensive requirements of "established criteria," UCS will not be able to provide complete and accurate assertions as to the effectiveness of the internal control system to the independent accounting firm of Coopers & Lybrand until after March 31, 1997. As a result, the Report by Coopers & Lybrand will not be available to UCS until after March 31, 1997.

UCS intends to file on behalf of the Trust such Report as an Exhibit to an amendment to the Trust's Annual Report on Form 10-K within the time period described in Part II(b) above.
                                   PART IV
                              OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification
              Robert A. Miller                      904-954-7970
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                    (Name)                      (Area Code)   (Telephone Number)
         (2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes    No [ ]
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ] Yes    No [X]
         If so: attach an explanation of the anticipated change, both narrat ively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                      AT&T Universal Card Master Trust
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                (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                    AT&T UNIVERSAL CARD SERVICES CORP.,
                                    as Servicer
Date   March 28, 1997             By                  /s/ Brian F. Fluck
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                                    Brian H. Fluck, Chief Financial Officer
         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
                              GENERAL INSTRUCTIONS
         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
         5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule
202 of Regulation S-T or apply for an adjustment in filing date pursuant to
Rule 13(b) of Regulation S-T.
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                                                          Exhibit to Form 12b_25





STATEMENT OF COOPERS & LYBRAND L.L.P.



Dear Sirs:



We have been working with AT&T Universal Card Services Corp. (the Servicer) in their efforts to provide assertions relative to the maintenance of an effective internal control system for the servicing of the credit card receivables in the AT&T Universal Card Master Trust. In connection therewith, the Servicer is diligently working on these assertions. We anticipate being able to issue our attestation report shortly after receiving the Servicer's assertions relative to its internal control system, which will not be until after March 31, 1997. We would intend to issue an attestation report upon those assertions within the extension time period.



                                                   /s/ Coopers & Lybrand L.L.P.
                                                   COOPERS & LYBRAND L.L.P.




Jacksonville, Florida
March 26, 1997